Exhibit 99.1

April 11, 2012

John Stafford, Jr.
Chairman, Board of Directors, Aware, Inc.
230 South LaSalle Street
Chicago, IL 60604

Dear Mr. Stafford:

Envy is the only one of the seven deadly sins with which an individual will never have any fun.  Unfortunately, Aware, Inc. shareholders find themselves envious of the success and speed of the patent portfolio monetizations at other intellectual property-focused firms.  For instance, the recently announced patent transaction between AOL and Microsoft was executed only a few weeks following AOL’s hiring of Evercore Partners to assist with patent monetization.

While we do not believe Aware should operate on a fixed timeline or focus myopically on execution to the detriment of value maximization, the extended process by which the Board has been “reviewing strategic options” for patent monetization demands explanation.  Nineteen months have passed since Aware officially disclosed the Company’s intention to monetize its patent operations.  Since that time the Company has offered only repetition of a generic sentence indicating its continued strategic review.  Nineteen months represents more than adequate time to review strategy for extracting value from a patent portfolio.  In contrast, over seventeen months from January 1943 to June 1944, the Allied Forces strategized, planned and executed one of the most logistically challenging and intricate endeavors of all time.  During D-Day and the week that followed, over 325,000 troops, 54,186 vehicles and 104,428 tons of supplies landed on the Normandy beaches.  Is it really too much to ask that a company strategize, communicate and execute an asset disposition within a nineteen-month timeframe?

At the very least, Aware’s shareholders deserve much more clarity concerning the status and strategy surrounding the Company’s patent efforts.  Given the length of the process and the lack of any explanation or detail, shareholders are left to speculate whether the Company is truly in the midst of executing a strategic game plan or is simply inept.  In light of the significance of Aware’s intellectual property value relative to the Company’s enterprise value, this total dearth of information is absolutely unacceptable.  Furthermore, following over a year and a half of “strategizing,” any claim of strategic necessity for the Company’s silence rings hollow.

In short, all Aware shareholders deserve greater clarity surrounding the Company’s intent with respect to its greatest, most valuable asset – its intellectual property.  Aware should not feel secure in its silence based upon the fact that the controlling shareholder sits on the Board. The reality is that Aware’s Board owes fiduciary duties to all shareholders, not only those shareholders privileged with Board seats.  As such, it is incumbent upon Aware’s Board and management to provide long overdue disclosure of the inherent strategy and current status of its patent monetization efforts.

Sincerely,

/s/ Ryan Levenson
Ryan Levenson
Privet Fund Management LLC

/s/ Cliff Orr
Cliff Orr
Privet Fund Management LLC